P.E 12/31/05

CENTURY

2005
ANNUAL REPORT

CENTURY REALTY TRUST

TABLE OF CONTENTS

Letter to Shareholders 1
Business and Risk Factors 2-5
Investment Properties 6
Selected Financial Data 7
Management's Discussion and.
Analysis of Financial Condition
and Results of Operations 8-12
Consolidated Balance Sheets 13
Consolidated Statements of Operations 14
Consolidated Statements of Shareholders' Equity 15
Consolidated Statements of Cash Flows 16
Notes to Consolidated Financial Statements 17-23
Report of Independent Registered Public Accounting Firm 24
General Information .... Inside Back Cover

MARKET AND DIVIDEND INFORMATION

The Trust's shares of beneficial interest are traded on the NASDAQ Small Cap Market. Cash Cash distributions, if any, are paid approximately 45 days after the end of each quarter. The High and low published bid prices and distributions for the last two years were:

2005	High	Low	Distributions Declared
1st Quarter	$17.49	$14.00	$ --
2nd Quarter	20.54	14.75	--
3rd Quarter	19.00	12.40	0.22
4th Quarter	19.50	16.57	0.58
2004			
1st Quarter	$12.74	$10.35	$ --
2nd Quarter	12.95	10.60	--
3rd Quarter	13.20	11.50	--
4th Quarter	17.50	12.07	1.05

LETTER TO SHAREHOLDERS

We are pleased to report improved operating results of the Trust in 2005 compared with 2004. Net income for 2005, which includes $2,045,423, or $1.14 per share of realized gains from sales of the Fox Run apartments and an Indianapolis (Fortune House) restaurant property, amounted to $1.58 per share, an increase of $.10 per share from 2004. Net income for 2004 included $2,689,599, or $1.50 per share, of realized gain from the sale of Park Plaza apartments. While the impact of realized gains on net income was less in 2005 than in 2004, the Trust realized a substantial reduction in interest expense in 2005 as a result of refinancing mortgage loans in 2004 to achieve lower interest rates.

Investment properties, excluding those held for sale, produced an aggregate cash return on investment of 10.5% in 2005, up from 9.2% produced by the same properties in 2004. The five partnership-owned apartment properties produced an aggregate cash return on investment of 10.4% in 2005, up from 7.7% in 2004.

During 2004, the Trust refinanced mortgage loans on three investment properties. Mortgage loans on the Barcelona and Beech Grove apartments, with previous interest rates of 8.25% and 8.31% were repaid with proceeds from new mortgage loans with fixed interest rates of 4.95% and 5.43%, respectively. The 8.125% mortgage loan with a balance due of $731,800 on Chester Heights apartments that matured in October 2004 was repaid with proceeds from a new five year adjustable-rate mortgage loan with an initial annual interest rate of 4.7%. The annual interest rate applicable to that loan increased to 6.83% effective November 1, 2005.

Perhaps the most significant improvement, looking forward, was the continued improvement in apartment occupancy in 2005, continuing a positive trend that began in 2004. Excluding the apartment properties sold in 2005 and 2004, economic occupancy for 2005 was 91%, up from 88.7% for 2004. With respect to apartment occupancy, management is optimistic that occupancy will continue to improve and produce better operating results in 2006. A detailed discussion of operating income and expense comparisons is contained in a section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

During 2005, the Trust increased its equity in five operating partnerships that it has controlled since 1997, by issuing 10,440 shares in exchange for partnership units. The partnerships were structured to permit those investors, who owned 99% of the equity (286,908 partnership units) at the time the Trust acquired control, to exchange their partnership units for an equal number of shares in the Trust. Through December 31, 2005, holders of 88.1% of the partnership units have exchanged units for 252,821 shares of the Trust having an aggregate market value on the various dates issued of $3,048,814.

Cash distributions of $0.80 per share were paid in 2005, of which approximately $0.14 was a deficiency capital gain dividend from the sale of the Park Plaza apartments in 2004, and approximately $0.34 was gain from the sale of the Fortune House restaurant property in 2005. The balance of distributions in 2005 were designated as ordinary dividends. The Trust deferred recognition of the gain realized from the sale of Fox Run apartments in December, 2005, initially intending to use the net proceeds from the sale to acquire replacement property in a qualified tax free exchange. The Trust rescinded its election to acquire replacement property in March, 2006; consequently, it now intends to recognize the gain and distribute approximately $0.86 per share to shareholders. That distribution has not yet been declared, but must be made before September 15, 2005 to preclude the Trust being subjected to income tax on the deficiency.

At the annual shareholders' meeting in May, 2004 a shareholder proposal recommending that the Board of Trustees sell all of the Trust's assets and liquidate the Trust received the support of 50.4% of the shares represented at that meeting. That proposal followed an extended period of economic conditions adverse to apartment operations, the Sarbanes-Oxley Act of 2002 which will substantially increase administrative expenses going forward, and a change in property management firms by the Trust in 2003. In response to those developments, the Board of Trustees, in September 2005, engaged a financial advisor to review and analyze the financial aspects of various strategic alternatives for the Trust. Following an evaluation by the Board of available options, in March 2006 the Trust and its subsidiaries entered into an asset purchase agreement to sell substantially all of its assets to Buckingham Properties, Inc. Detailed discussions of the terms of that agreement are included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this annual report (pages 8 to 12), and in Note 10 to Consolidated Financial Statements on page 23.

The immediate focus of the Board of Trustees and management is to complete the sale of substantially all of the Trust's assets to Buckingham Properties, Inc. and to terminate the Trust within a reasonable period of time thereafter. We are grateful for your past support of the Trust and, assuming the pending asset sale is satisfactorily concluded, we will do our best to fairly and expeditiously wind up the affairs of the Trust.

MURRAY R. WISE	JOHN I. BRADSHAW, JR.
Chairman of the Board	President

BUSINESS

The principal business of Century Realty Trust, an Indiana business trust, is the ownership of income-producing real properties, which consist of thirteen apartment complexes, one restaurant property, three commercial properties, and various parcels of undeveloped land which are situated adjacent to rental properties owned by the Trust. The Trust's investment options, in addition to direct equity ownership, include the exclusive control of real estate through the use of operating partnerships. Five of the Trust's thirteen apartment properties are owned by operating partnerships. The Trust's rental income is derived from short-term leases of units in its various buildings. The residential properties and two of the three commercial properties are managed under agreements with independent property management firms. The Trust and its operating partnerships reimburse the management firms for compensation of approximately 52 persons employed at the apartment properties.

In March 2006, the Trust and its subsidiaries entered into an agreement to sell its real estate and associated personal property, except for its restaurant property in Florida, to Buckingham Properties, Inc., for $60 million consisting of approximately $48.45 million of cash and assumed debt of approximately $11.55 million. Buckingham Management, LLC, an affiliate of the purchaser, has managed the Trust's residential properties since 2003. The Trust will use a portion of the cash proceeds to retire the remaining mortgage debt. Management expects the sale, which is subject to approval by shareholders holding a majority of the Trust's outstanding shares, to be completed in late June or July 2006.

The Trust has elected to be treated as a real estate investment trust under the Internal Revenue Code and to distribute substantially all of its real estate investment trust taxable income. A real estate investment trust is an investment vehicle which permits individuals, by purchasing shares, to invest in real estate equities and/or mortgage loans, and share in the profits therefrom without having profits subjected to federal income taxes at the trust level.

RISK FACTORS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report and presented elsewhere by our management from time to time. These factors, among others, may have a material adverse effect on our business, financial condition, operating results and cash flows, and you should carefully consider them. It is not possible to predict or identify all such factors. You should not consider this list to be a complete statement of all potential risks or uncertainties. The principal risks for the Trust and its shareholders at this time relate to the asset purchase agreement signed March 17, 2006, pursuant to which the Trust agreed to sell substantially all of its assets to Buckingham Properties, Inc., for $60 million.

Risks Related to the Pending Sale of Assets

Failure to complete the pending sale of assets could adversely affect share values.

The pending sale of assets to Buckingham Properties, Inc., offers the Trust's shareholders an opportunity to realize, in the aggregate, the approximate fair market value of those assets. As operating assets of the Trust, their productivity is burdened by general and administrative expenses. Due, in part, to the relatively small portfolio of investment properties, the Trust's shares have historically sold on the market at a discount to net asset value. The potential costs to comply with provisions of the Sarbanes-Oxley Act of 2002, were perceived to further burden market value. Following a shareholder proposal in 2004 recommending liquidation of the Trust that received strong support, the Board of Trustees investigated strategic alternatives, and concluded that the sale of the Trust's assets to Buckingham Properties, Inc. represented the best alternative available for the shareholders to realize full net asset value. Factors that could result in failure to complete the sale of assets include:

1) The buyer may, at its option, withdraw from the agreement without penalty during the due diligence period;
2) The buyer may, following due diligence procedures, demand changes in contract terms, which the Trust may deem unacceptable;
3) The buyer may not be approved to assume certain mortgage loans which are not currently eligible to be repaid or refinanced;
4) The sale would not occur unless approved by holders of a majority of the Trust's outstanding shares of beneficial interest.
5) The buyer may fail to secure equity and/or debt financing to complete the purchase.

Failure to complete the pending sale could necessitate a change in independent property management agents.

Buckingham Properties, Inc., is affiliated with Buckingham Management, LLC. Buckingham Management, LLC, has, since 2003, managed all of the Trust's apartment properties. The Trust reimburses Buckingham Management for the cost of providing leasing and maintenance employees at the apartment locations. If the proposed sale fails to occur, it may not be possible to continue the present management arrangements. A new management firm and new on-site employees could result in lower occupancy and temporarily, at least, higher operating expenses.

Departure of headquarters employees could leave the Trust severely short-handed.

The Trust operates with a five person headquarters staff that, in the aggregate, has more than 130 years of service with the Trust. The employees expect that the pending sale of assets by the Trust will be followed by its liquidation. In the absence of any incentives to prevent early departures, staff losses are expected. With personnel needs unpredictable at this time, management expects that it will increasingly rely on temporary help to provide necessary office services. Inefficiencies are expected from the replacement of experienced employees with temporary help.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may cause our operating results to suffer and decrease the value of our real estate properties. Our operating results will be subject to risks generally incident to the ownership of real estate, including:

1) Changes in general or local economic conditions;
2 Changes in supply of or demand for similar or competing properties in an area;
3) Changes in interest rates and availability of permanent mortgage funds, which may render the sale of a property difficult or unattractive;
4) Changes in tax, real estate, environmental and zoning laws; and
5) Periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

Properties that have significant vacancies could be difficult to sell, which could diminish our return on those properties.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to shareholders. In addition, because properties' market values depend principally upon the value of the properties' leases, the resale value of properties with high or prolonged vacancies could suffer, which could further reduce the return to our shareholders.

We depend on tenants for our revenue. Accordingly lease defaults or terminations could reduce our net income and limit our ability to make distributions to our shareholders.

The success of our non-apartment investments materially depends on the financial stability of our tenants. A default or termination by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a tenant defaults on or terminates a significant lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. The events could cause us to reduce the amount of distributions to shareholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our net income.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incur a casualty loss that is not fully insured, the value of that asset will be reduced by such uninsured loss. In addition, other than any working capital reserve or other reserves that we may establish, we do not have sources specifically designated for funding repairs or reconstruction of any uninsured damaged property. Also, the the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to shareholders.

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our shareholders.

All real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder our ability to sell, rent, or pledge such property as collateral for future borrowings.

Compliance with new laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances, or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state, and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce or cash flow and ability to make distributions.

Discovery of previously undetected environmentally hazardous conditions may decrease our revenues and limit our ability to make distributions.

Under various federal, state and local environmental laws, ordinances, and regulations, a current or previous real property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on, under, or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, or complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our shareholders.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net income and cash available for distributions.

Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets, and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at corporate rates and/or penalties. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability. In addition, distributions to shareholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our shareholders.

Even if we remain qualified as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

1) In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our share-

holders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

2) We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
3) If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our shareholders, which could increase our operating costs and decrease the value of an investment in us.

To qualify as a REIT, we must distribute to our shareholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from (i) differences in timing between the actual receipt of cash and inclusion of income for fideral income tax purposes; (ii) the effect of non-deductible capital expenditures; (iii) the creation of reserves; or (iv) required debt or amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of our shares.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which could delay or hinder our ability to meet our investment objectives and lower the return to our shareholders.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our shareholders. We may be required to make distributions to shareholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

INVESTMENT PROPERTIES

At December 31, 2005

APARTMENTS	Location	Year Acquired	No. of Units	2005 Occupancy	Net Investment
Fontenelle	Kokomo, IN	1973	176	84%	$ 542,135
Park Forest[1]	Marion, IN	1973	64	95%	205,032
Chester Heights[1]	Richmond, IN	1973	110	86%	198,701
Driftwood Park[1]	Indianapolis, IN	1989	48	96%	760,699
Regency Royale[1]	Mishawaka, IN	1993	132	95%	2,793,256
Creek Bay[1]	Indianapolis, IN	1993	208	91%	5,506,260
Eagle Creek Park[1]	Indianapolis, IN	1994	188	97%	4,731,864
Charter Oaks[1]	Evansville, IN	1997	192	95%	4,300,119
Barcelona[1,2]	Kokomo, IN	1997	64	84%	1,220,772
Beech Grove[1,2]	Jeffersonville, IN	1997	182	90%	3,652,486
Hampton Court[1,2]	Indianapolis, IN	1997	92	88%	1,483,500
Sheffield Square[1,2]	New Albany, IN	1997	152	98%	3,669,474
West Wind Terrace[1,2]	Indianapolis, IN	1997	96	72%	1,693,064
Total Apartments			1,704		30,757,362

COMMERCIAL	Location	Year Acquired	Square Feet	Currently Leased	Net Investment
Office/Warehouse[1]					
401 Industrial Drive	Carmel, IN	1977	38,000	100%	$207,030
Office buildings:					
1810 E. 62nd Street	Indianapolis, IN	1986	17,000	73%	366,633
3510-20 E. 96th Street	Indianapolis, IN	1997	34,000	63%	1,394,183
Total Commercial			89,000		1,967,846

RESTAURANT	Location	Year Acquired	Square Feet	Lease Expires	Net Investment
Miami Subs	Orlando, FL	1979	3,500	2006	$126,225

ALL INVESTMENT PROPERTIES	**$32,851,433**

[1]*Property is collateral for a mortgage note payable.*
[2]*Property is owned by a partnership controlled by the Trust.*

SELECTED FINANCIAL DATA

Years ended December 31,	**2005**	2004	2003	2002	2001
In thousands, except per share data and number of apartments					
OPERATING DATA (c)					
Rental and other operating income	**$10,693**	$10,413	$9,915	$10,405	$10,505
Income (loss) before minority interest and discontinued operations	**521**	117	-560	157	424
Income (loss) from discontinued operations	**2,336**	2,499	-71	462	279
Net income (loss)	**2,839**	2,647	-541	689	749
Cash distributions declared	**1,442**	1,877	673	984	1,269
Weighted average number of shares outstanding	**1,800**	1,787	1,775	1,757	1,740
Basic and diluted earnings (loss) per share:					
Continuing operations	**$0.28**	$0.08	$-0.26	$0.13	$0.27
Discontinued operations	**1.3**	1.4	-0.04	0.26	0.16
Distributions declared	**0.8**	1.05	0.38	0.56	0.73
BALANCE SHEET DATA (c)					
Total real estate investments (a)	**$48,778**	$48,441	$48,346	$48,520	$48,312
Allowances for depreciation	**-15,927**	-14,903	-13,784	-12,880	-11,787
Real estate held for sale, net carrying value	**—**	5,834	6,530	6,789	6,969
Total assets	**41,620**	45,870	45,549	46,958	47,556
Mortgage and other notes payable	**27,806**	33,026	33,437	34,102	34,482
Total debt	**30,393**	36,069	36,509	36,719	36,934
Minority interest in operating partnerships	**264**	315	396	569	802
Shareholders' equity	**10,962**	9,485	8,644	9,670	9,819
Number of shares outstanding	**1,803**	1,789	1,782	1,762	1,749
OTHER DATA (c)					
Cash Flow Data					
Cash provided by operating activities	**$2,633**	$1,327	$1,372	$2,479	$2,382
Cash provided by (used in) investing activities	**3,771**	2,652	-340	-666	-702
Cash used in financing activities	**-6,651**	-2,492	-1,232	-1,379	-1,114
Funds from Operations - Non-GAAP financial measure: (b) (c)					
Net income (loss)	**$2,839**	$2,647	$-541	$689	$749
Less gain from sale of property	**-2,045**	-2,690	—	—	—
Add back depreciation of investment property	**1,417**	1,658	1,741	1,796	1,801
Deduct investment property depreciation attributed to minority interest	**-48**	-60	-69	-88	-109
Funds from operations	**$2,163**	$1,555	$1,131	$2,397	$2,441
Apartment units owned (a)					
Apartment units owned at December 31	**1,704**	1,960	2,136	2,136	2,136
Weighted average number of apartments owned during the year	**1,939**	2,004	2,136	2,136	2,136

(a) Real estate owned includes apartments owned by operating partnerships created and controlled by the Trust.

(b) It is accepted practice in the real estate industry to evaluate the performance of Real Estate Investment Trusts (REITs), in part, by a non-GAAP financial measure called "Funds from Operations" (FFO). We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITS and provides a relevant basis for comparison among REITs. We consider FFO in evaluating our own operating performance. We believe that FFO should be considered along with, but not as an alternative to, net income and cash flow determined in accordance with generally accepted accounting principles (GAAP), as a measure of our activities. Funds from operations is defined as net income excluding gains and losses from the sale of real estate, extraordinary items, the cumulative effects of accounting changes and property related depreciation and amortization all determined on a consistent basis in accordance with GAAP. FFO does not represent cash flow from operations, and should not be considered an alternative to net income as a measure of operating performance.

(c) Prior periods revised to conform to current year presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Contained in this discussion and elsewhere in this annual report are forward-looking statements which management believes to be reasonable and informative. Such statements are based on assumptions which may not prove to be correct for reasons management cannot predict. Consequently, the inclusion of forward-looking statements should not be considered as representations by the Trust or its management that expected results will be achieved or that stated objectives will be attained. Several risk factors that might cause such a difference are identified in another section of this report.

In March 2006, the Trust and its subsidiaries entered into an agreement to sell its real estate and associated personal property, except for its restaurant property in Florida, to Buckingham Properties, Inc. for $60 million consisting of approximately $48.45 million of cash and assumed debt of approximately $11.55 million. Buckingham Management, LLC, an affiliate of the purchaser, has managed the Trust's residential properties since 2003. The Trust will use a portion of the cash proceeds to retire the remaining mortgage debt. Management expects the sale, which is subject to approval by shareholders holding a majority of the Trust's outstanding shares, to be completed in late June or July 2006.

During all of 2005 and 2004 the Trust owned or controlled, as continuing operations, thirteen apartment communities containing 1,704 apartment units, three multi-tenant commercial properties containing 89,000 rentable square feet, and one restaurant property leased to an operator under a net lease that will expire July 31, 2006. Comparative information related to income and expenses contained in this discussion applies to continuing operations only, unless otherwise indicated.

In April 2004, the Trust sold the 176-unit Park Plaza apartments. In July 2005 it sold a former restaurant property in Indianapolis and in December 2005, it sold the 256-unit Fox Run apartments. In accordance with the provisions of FASB Statement No. 144, the net investments in those three properties are presented in the consolidated balance sheets as real estate held for sale. The gain realized from the sales and the results of their operations for the years ended December 31, 2005, 2004 and 2003, are summarized and shown in the consolidated statements of operations as income or loss from discontinued operations. The three sale transactions are described in Note 4 to the consolidated financial statements.

Five apartment properties containing 586 units are owned by five separate partnerships that are controlled by the Trust through a wholly-owned subsidiary, CR Management, Inc. Holders of operating partnership units have the option to exchange them, one for one, for shares of beneficial interest in the Trust at any time until November 2007. As of December 31, 2005 and 2004, holders of 88.1% and 84.6%, respectively of the outstanding units, had exercised their exchange options. (See Note 3 to the financial statements). Management anticipates that the increase in outstanding shares and corresponding decrease in the minority interest will not have a material impact on net income per share during the next year.

At December 31, 2005, the Trust's net investment in real estate consisted of apartment properties (93.6%), commercial properties (6%) and a net-leased restaurant property (.4%). The 1,704 apartment units in the portfolio throughout 2005 and 2004 contributed 94.2% and 93.9%, respectively, of the total revenue from continuing real estate operations, and 97.2% and 98.1%, respectively, of continuing real estate operating expenses.

CRITICAL ACCOUNTING POLICIES

Amortization of Management Contracts.

In 1997 the Trust paid $650,350 for the general partner interest and absolute management control over five partnerships. The Trust elected to amortize, on a straight line method, its cost to acquire its position over the ten-year period during which the holders of limited partnership units could elect to, or not elect to, exchange those units for shares of beneficial interest of the Trust; consequently, depreciation expense each year includes $65,030 for amortization of the acquisition costs.

Carpet Replacement Policy.

From its inception in 1973, the Trust has consistently followed the practice of charging the cost to replace carpets in its apartment units to expense as incurred. Real estate operating expenses include costs to replace carpets of $307,727, $272,576 and $244,727 for 2005, 2004 and 2003 respectively. An acceptable alternative method of accounting would be the capitalization of costs as incurred, followed by charges for depreciation over the estimated useful life of the carpet. Management believes that, due to the relatively short useful life of apartment carpets, the annual expense for replacements is not materially greater than would be the annual charges for depreciation had the carpets been capitalized when purchased.

Impairment of Long-Lived Assets.

When an event or change in circumstance indicates that future undiscounted cash flows and net realizable value is insufficient to recover the carrying value of a long-lived asset, the asset value is reduced to fair market value and an impairment loss is recognized. No impairment losses were recognized in 2005, 2004 or 2003.

RESULTS OF OPERATIONS — 2005

Compared with 2004, rental and related income from the Trust's continuing apartment operations increased by 2.7% while apartment operating expenses, exclusive of depreciation, decreased by .5%.

The increase in gross income from apartment properties resulted from the net effect of .2% higher average rental rates and a 2.3% increase in overall occupancy rates. Apartment economic occupancy rates increased from an average of 88.7% in 2004 to 91.0% in 2005. In December 2005 the aggregate physical occupancy rate for the Trust's apartment properties was 94.2% up from 92.1% in December 2004. The increasing trend in occupancy rates that commenced in the fourth quarter of 2003 is due primarily to intensive marketing efforts and the use of rental incentives and discounts. Relatively low mortgage loan interest rates continue to make home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties decreased by .5% in 2005. Operating expenses amounted to 53.6% of gross possible income for 2005, down from 54.0% in 2004. Maintenance and repairs, casualty insurance premiums and real estate taxes were lower, while on-site personnel costs and decorating costs, including carpet replacement, increased in 2005. Real estate taxes estimated to be payable in 2006 that were accrued in 2005, decreased by 2.8% from amounts that were accrued in 2004 for payment in 2005.

Real estate tax accruals for amounts estimated to be payable in 2006 decreased by $32,000 from comparable accruals in 2004 due to successful appeals for reduction of assessed values that resulted from an Indiana statewide reassessment of real property as of March 1, 2002. Further reductions are possible from appeals that are still pending for two properties. In addition to the reduction in the amounts accrued for payment in 2006, additional benefits were realized from refunds of taxes accrued for payments in 2003 and 2004. Those prior year overpayments credited against real estate tax expense in 2005 amounted to $79,000.

Mortgage interest expense for 2005 decreased by $110,000, or 5.2%, from the amount reported for 2004. Approximately $61,100 of that decrease is attributable to lower interest rates on three mortgage loans that were refinanced in 2004. The balance of the decrease is attributed primarily to a 2.3% reduction in mortgage loan balances that resulted from scheduled monthly debt service.

General and administrative expenses in 2005 increased by $38,800 from the previous year primarily due to an increase in amounts incurred for professional fees. General and administrative expenses amounted to 7.2% of income from continuing real estate operations in 2005, compared with 7% in 2004. Officer and employee compensation costs, including payroll taxes and benefits that are included in administrative expenses, amounted to $291,372 in 2005, compared with $287,600 in 2004.

The changes in income and expenses attributable to discontinued operations are described in Note 4 to the consolidated financial statements. In addition to the gains realized on the sales of rental properties in 2005 and 2004, the Trust derived income of $290,432 in 2005 and incurred losses aggregating $190,669 in 2004, from the following three properties:

	2005	2004
Park Plaza apartments	$ 21,549	$ (14,433)
Fox Run apartments	280,099	(193,121)
Indianapolis restaurant property	(11,216)	16,885
Total income (loss)	$ 290,432	$(190,669)

For the portion of 2005 that the Trust owned Fox Run, its occupancy rate was 76.7% and operating expenses were 55.9%, compared with occupancy of 78.2% and operating expenses of 60.7% for all of 2004. Upon appeal, the Trust was granted a 35% reduction in assessed value for real estate taxes paid in 2003, 2004 and 2005 and for taxes payable in 2006. Refunds of overpaid taxes in 2005 and prior years received in 2005 amounted to $198,000. The Trust recorded no depreciation expense for Fox Run in 2005, consistent with proper accounting for discontinued operations. In 2004, prior to designating Fox Run as held for sale, the Trust recorded $214,824 of depreciation expense related to Fox Run.

A 25-year lease of the Indianapolis restaurant property that began in 1979 expired in November 2004. The lessee elected not to renew the lease, and vacated the property. In addition to the loss of revenue from the property, the Trust accrued $6,000 and $9,300 in 2005 and 2004, respectively, for estimated real estate taxes payable in the following year. Under the prior lease, the lessee was responsible for real estate taxes.

RESULTS OF OPERATIONS — 2004

Compared with 2003, rental and related income from the Trust's continuing apartment operations increased by 5.4% while apartment operating expenses, exclusive of depreciation, increased by .2%.

The increase in gross income from apartment properties resulted from the net effect of 1% higher average rental rates and a 4.2% increase in overall occupancy rates. Apartment economic occupancy rates increased from an average of 84.8% in 2003 to 88.4% in 2004. In December 2004 the aggregate physical occupancy rate for the Trust's apartment properties was 92.1% up from 90.3% in December 2003. The increasing trend in occupancy rates that commenced in the fourth quarter of 2003 is due primarily to intensive marketing efforts and the use of rental incentives and discounts. The lack of employment opportunities in several Indiana communities, and relatively low mortgage loan interest rates continue to make home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased .2% in 2004. Operating expenses amounted to 54.0% of gross possible income for 2004, down from 54.6% in 2003. Maintenance and repairs and building services expenses were lower in 2004, however, those decreases were more than offset by higher site personnel costs. Real estate taxes estimated to be payable in 2005 that were accrued in 2004, decreased by 6.8% from amounts that were accrued in 2003.

Real estate tax accruals for amounts estimated to be payable in 2005 decreased by $84,000 from comparable accruals in 2003 due to successful appeals for reduction of assessed values that resulted from an Indiana statewide reassessment of real property as of March 1, 2002. Some further reductions are possible from appeals that are still pending for four properties. In addition to the reduction in the amounts accrued for payment in 2005, additional benefits were realized from refunds of taxes accrued for payments in 2003 and 2004. Those prior year overpayments credited against real estate tax expense in 2004 amounted to $191,000.

Mortgage interest expense for 2004 decreased by $77,000 from the amount reported for 2003. Approximately $25,700 of that decrease is attributable to lower interest rates on three mortgage loans that were refinanced in 2004. The balance of the decrease is attributed primarily to a reduction in mortgage loan balances that resulted from scheduled monthly debt service.

General and administrative expenses in 2004 increased by $97,000 from the previous year primarily due to an increase in amounts incurred for professional fees. In 2004 the Trust incurred approximately $12,000 of legal fees and $28,000 for a strategic analysis related to a shareholder proposal that received a favorable vote of approximately 50% at the annual meeting of shareholders in May 2004. Approximately $15,200 of legal fees were incurred to comply with certain corporate governance mandates by the Sarbanes-Oxley Act of 2002. The Trust paid $16,000 more in Trustee fees in 2004 than it paid in 2003 because of two more trustee meetings, one more audit committee meeting, and the addition of one trustee in November 2003. General and administrative expenses amounted to 7% of income from real estate operations in 2004, compared with 6.4% in 2003. Officer and employee compensation costs, including payroll taxes and benefits that are included in administrative expenses, amounted to $287,600 in 2004, compared with $288,100 in 2003.

The changes in income and expenses attributable to discontinued operations are described in Note 4 to the consolidated financial statements. In addition to the gain realized on the sale of the Park Plaza apartments in April 2004, the Trust incurred operating losses aggregating $190,669 and $70,508 in 2004 and 2003, respectively, from the following three properties:

	2004	2003
Park Plaza apartments	$ (14,433)	$ 46,559
Fox Run apartments	(193,121)	(152,520)
Indianapolis restaurant property	16,885	35,453
Total income (loss)	$ (190,669)	$(70,508)

For the portion of 2004 that the Trust owned Park Plaza, its occupancy rate was 78.1% and operating expenses were 79.9%, compared with occupancy of 75.6% and operating expenses of 62.4% for all of 2003.

During 2004 Fox Run had occupancy of 77.8% and operating expenses of 61% of gross possible income, compared with occupancy of 75.2% and operating expenses of 59.9% for 2003. In addition to a $51,300 increase in current real estate taxes that resulted from reassessment for taxes payable in 2003 and subsequent years, an additional $73,300 was charged for underestimated real estate taxes for the prior year. An appeal for a reduction of the new assessed values has been filed by the Trust.

A 25-year lease that began in 1979 expired in November 2004. The lessee elected not to renew the lease, and vacated the property. In addition to the loss of revenue from the property, the Trust accrued $9,300 in 2004 for estimated real estate taxes payable in 2005. Under the prior lease, the lessee was responsible for real estate taxes.

CONTRACTUAL OBLIGATIONS

The following schedule represents the Trust's obligations as of December 31, 2005, to make future payments under contracts, such as mortgage debt, lease agreements, and other long-term obligations (amounts in thousands):

		Payments Due by Period			
Obligations	Total	Within 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Mortgage notes	$27,806	$6,035	$6,834	$1,124	$13,813
Operating leases (1)	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other: Tenants' Deposits (2)	374	-	-	-	374
Totals	$28,180	$6,035	$6,834	$1,124	$14,187

(1) The Trust is a lessee of certain office equipment, such as copying machines and postage equipment, which represent insignificant obligations.

(2) The Trust holds security deposits by tenants of its rental properties. Individual deposits that are refunded, in whole or in part when a tenant vacates, are replaced by similar deposits received from incoming tenants. Changes in the aggregate amount of deposits held during any given period are not material.

LIQUIDITY AND SOURCES OF CAPITAL

At December 31, 2005, the Trust and its controlled partnerships had approximately $2,790,800 in cash, including $565,800 in controlled partnership accounts, which management believes is sufficient to meet anticipated working capital requirements. Net proceeds from the sale of Fox Run apartments in December 2005, in the amount of approximately $3,234,000, was deposited with a qualified intermediary to be held for tax-free reinvestment in replacement property. The net proceeds includes approximately $1,444,000 of realized gain on the sale.

A mortgage loan payable on the Charter Oaks apartments in Evansville, IN, will mature on April 1, 2006, with a balance due of approximately $3,314,000. The Trust had planned to refinance the loan balance with a new first mortgage loan.

On March 17, 2006, the Trust entered into adefinitive Asset Purchase Agreement to sell substantially all of its assets to Buckingham Properties, Inc. (See Note 10 to the financial statements contained elsewhere in this report). Both the intent to reinvest the Fox Run sale proceeds and the plan to re-finance the mortgage loan on the Charter Oaks apartments were incompatible with the proposed sale transaction. Management altered its plans and now intends to use the Fox Run sale proceeds to pay off the Charter Oaks mortgage loan at maturity. The decision not to reinvest the Fox Run sale proceeds will cause the recognition, for tax purposes, of the previously deferred gain and lead to its subsequent distribution to shareholders. If for some reason the assets of the Trust are not sold pursuant to the agreement with Buckingham Properties, Inc., the Trust intends to continue to operate as a real estate investment trust while the Board of Trustees re-evaluates its strategic options.

On May 15, 2006, a mortgage loan on one of the commercial properties will mature with a balance due of approximately $542,000. The Trust expects to repay that loan with unrestricted cash. Management expects that cash flow through April 2006, and the receipt of approximately $390,000 of unused replacement reserve funds held by the Charter Oaks mortgage holder, will provide sufficient cash to pay off the mortgage balance that matures in May.

A mortgage loan on the Regency Royale apartments is scheduled to mature on October 6, 2006, with a balance due at maturity of approximately $1,583,000. If the asset sale to Buckingham Properties, Inc., occurs, that loan will be paid off with proceeds from the sale. If the asset sale does not occur, management is confident that the balance due at maturity can be refinanced.

Other than the above transactions and cash that may be required for property improvements and replacements which amounts are not expected to exceed funds generated by operations, management is not aware of any significant transactions or events which will require material expenditures in 2006. The Trust has not made any commitments, which would require expenditures in excess of funds expected to be provided by operations during 2006.

Management expects to operate as a qualified real estate investment trust until the proposed sale of assets occurs, and to distribute to shareholders all of its otherwise taxable income. The Trust distributed $1,441,973 to its shareholers in 2005, of which $868,902 was designated as capital gain from the sale of property. All of the $1,876,772 that was distributed to shareholders in 2004 was designated as capital gain. The aggregate surplus cash distributed to the minority interest partners by the controlled partnerships totaled $20,745 during 2005. There were no distributions by the controlled partnerships in 2004.

Due primarily to differences in depreciation expense, the net income, excluding the deferred gain on the sale of Fox Run, reported for 2005 was 11.8% more than taxable income. The reported net income for 2004 was 4.5% more than the income for tax purposes; and, for 2003, the reported net loss was 15% more than loss for tax purposes.

IMPACT OF INFLATION

Inflation, except for increases in real estate taxes payable in 2003 that resulted from the Indiana state-wide reassessment of real estate, has not had a significant impact on the Trust during 2005, 2004 and 2003.

CONSOLIDATED BALANCE SHEETS

	December 31 2005	December 31 2004
Assets		
Real estate investments:		
Land	**$ 3,140,029**	$ 3,140,029
Buildings	**44,865,692**	44,531,489
Equipment	**772,275**	769,765
Allowances for depreciation	**(15,926,563)**	(14,903,389)
	32,851,433	33,537,894
Real estate held for sale, net of $1,861,117 allowances for depreciation	**-**	5,834,086
Cash and cash equivalents	**2,790,787**	3,037,234
Restricted cash	**1,580,045**	1,885,865
Funds held in escrow for possible completion of 1031 exchange	**3,234,065**	-
Accounts and accrued interest receivable	**525,365**	426,478
Unamortized management contracts	**124,651**	189,686
Unamortized mortgage costs	**239,644**	275,478
Undeveloped land	**99,675**	99,675
Other assets	**173,882**	185,075
Real estate held for sale, other assets	**-**	398,114
	$ 41,619,547	$45,869,585
Liabilities and shareholders' equity		
Liabilities:		
Mortgage notes payable	**$ 27,805,711**	$33,026,470
Accounts payable and accrued liabilities	**646,019**	580,338
Accrued interest	**161,574**	150,236
Accrued property taxes	**1,254,768**	1,386,978
Tenants' security deposits and unearned income	**525,061**	520,118
Real estate held for sale, other liabilities	**-**	405,074
	30,393,133	36,069,214
Minority interest in operating partnerships	**264,112**	315,004
Shareholders' equity:		
Shares of beneficial interest, no par value Authorized – 5,000,000 shares Issued 1,806,349 shares, including 3,507 in treasury in 2005, and 1,795,909 shares, including 6,507 in treasury in 2004	**9,648,572**	9,599,697
Overdistributed income other than from gain on sale of real estate	**(1,955,471)**	(2,176,023)
Undistributed net realized gain from sale of real estate	**3,305,426**	2,128,905
Cost of treasury shares	**(36,225)**	(67,212)
	10,962,302	9,485,367
	$ 41,619,547	$45,869,585

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2005	**2004**	**2003**
Income			
Real estate operations:			
Rental income	**$10,478,582**	$ 10,233,114	$ 9,745,507
Other income	**213,960**	180,108	169,108
	10,692,542	10,413,222	9,914,615
Less:			
Real estate operating expenses	**4,956,079**	4,921,806	4,820,743
Depreciation	**1,423,884**	1,418,720	1,456,135
Real estate taxes	**1,096,361**	1,018,211	1,375,129
	7,476,324	7,358,737	7,652,007
	3,216,218	3,054,485	2,262,608
Interest income	**92,373**	38,780	16,615
	3,308,591	3,093,265	2,279,223
Expenses			
Interest	**2,018,375**	2,128,408	2,205,435
Mortgage loan extinguishment costs	–	117,044	–
General and administrative expenses	**769,711**	730,887	633,873
	2,788,086	2,976,339	2,839,308
Income (loss) before minority interest and discontinued operations	**520,505**	116,926	(560,085)
Minority interest in operating partnerships	**(17,314)**	31,211	89,935
Income (loss) before discontinued operations	**503,191**	148,137	(470,150)
Income (loss) from discontinued operations, including gain on sale of rental properties of $2,045,423 in 2005 and $2,689,599 in 2004	**2,335,855**	2,498,930	(70,508)
Net income (loss)	**$ 2,839,046**	$ 2,647,067	$ (540,658)
Earnings (loss) per share - basic and diluted:			
Income (loss) before discontinued operations	$ 0.28	$ 0.08	$ (0.26)
Income (loss) from discontinued operations	1.30	1.40	(0.04)
Net income (loss)	$ 1.58	$ 1.48	$ (0.30)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares of Beneficial Interest	Shares of Beneficial Interest	Undistributed (Overdistributed) Income Other Than From Gain on Sale of Real Estate	Undistributed Net Realized Gain from Sale of Real Estate	Cost of Treasury Shares	Total
Balance at January 1, 2003	1,761,701	$ 9,472,832	$ (920,316)	$ 1,316,078	$ (198,392)	$ 9,670,202
Shares issued	9,389	76,850	–	–	–	76,850
Stock options exercised	10,700	(847)	–	–	110,522	109,675
Net loss for 2003	–	–	(540,658)	–	–	(540,658)
Dividends ($.38 per share)	–	–	(672,517)	–	–	(672,517)
Balance at December 31, 2003	1,781,790	9,548,835	(2,133,491)	1,316,078	(87,870)	8,643,552
Shares issued	5,612	49,920	–	–	–	49,920
Stock options exercised	2,000	942	–	–	20,658	21,600
Net income (loss) for 2004	–	–	(42,532)	2,689,599	–	2,647,067
Dividends ($1.05 per share)	–	–	–	(1,876,772)	–	(1,876,772)
Balance at December 31, 2004	1,789,402	9,599,697	(2,176,023)	2,128,905	(67,212)	9,485,367
Shares issued	**10,440**	**47,462**	–	–	–	**47,462**
Stock options exercised	**3,000**	**1,413**	–	–	**30,987**	**32,400**
Net income for 2005	–	–	**793,623**	**2,045,423**	–	**2,839,046**
Dividends ($.80 per share)	–	–	**(573,071)**	**(868,902)**	–	**(1,441,973)**
Balance at December 31, 2005	**1,802,842**	**$ 9,648,572**	**$ (1,955,471)**	**$ 3,305,426**	**$ (36,225)**	**$ 10,962,302**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2005	2004	2003
Operating activities			
Net income (loss)	**$ 2,839,046**	$2,647,067	$ (540,658)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Less gain on sale of investment properties	**(2,045,423)**	(2,689,599)	–
Depreciation and amortization	**1,477,662**	1,711,885	1,796,467
Write-off of unamortized mortgage costs related to loans extinguished	–	56,572	–
Minority interest	**17,314**	(31,211)	(89,935)
Changes in operating assets and liabilities:			
Restricted cash	**736,720**	(358,265)	(150,018)
Accounts and accrued income receivable	**(77,083)**	(69,237)	(74,501)
Other assets	**(11,258)**	(76,106)	(23,167)
Accounts payable and accrued liabilities	**(226,406)**	102,598	404,556
Tenants' security deposits and unearned income	**(77,371)**	33,108	48,991
Net cash provided by operating activities	**2,633,201**	1,326,812	1,371,735
Investing activities			
Net proceeds from sales of property	**7,700,909**	2,989,586	–
Sale proceeds escrowed for possible completion of 1031 exchange	**(3,234,065)**	–	–
Purchase of property and improvements	**(695,415)**	(389,546)	(389,675)
Lease principal payments received	–	51,731	49,548
Net cash provided by (used in) investing activities	**3,771,429**	2,651,771	(340,127)
Financing activities			
Mortgage loan repaid with sale proceeds	**(3,966,400)**	–	–
Net proceeds from mortgage notes payable	–	4,484,115	–
Mortgage loan balances refinanced	–	(4,410,439)	–
Principal payments on mortgage notes payable	**(1,254,359)**	(710,312)	(664,591)
Sale of treasury shares	**32,400**	21,600	109,675
Distributions to minority interest for Porter Portfolio	**(20,745)**	–	(6,101)
Dividends paid to shareholders	**(1,441,973)**	(1,876,772)	(671,183)
Net cash used in financing activities	**(6,651,077)**	(2,491,808)	(1,232,200)
Net increase (decrease) in cash and cash equivalents	**(246,447)**	1,486,775	(200,592)
Cash and cash equivalents at beginning of year	**3,037,234**	1,550,459	1,751,051
Cash and cash equivalents at end of year	**$ 2,790,787**	$3,037,234	$ 1,550,459
Supplemental Data			
Selected noncash activities related to investing and financing activities were as follows:			
Issued 10,440, 5,612 and 9,389 shares of beneficial interest in 2005, 2004, and 2003, respectively, in exchange for operating partnership units *(see Note 3)*	$ 47,462	$ 49,920	$ 76,850

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1. Significant Accounting Policies

Organization and Management Agreements

Century Realty Trust (the Trust) commenced operations under a Plan of Reorganization as of January 1, 1973, as the successor in interest to American National Trust and Republic National Trust. CRT Investments, Inc. was formed as a wholly owned subsidiary in 2001. Century Realty Properties, L.P., an Indiana limited partnership, was formed in 2001, with Century Realty Trust as its manager and sole general partner and CRT Investments, Inc. as its sole limited partner. During 2001, the Trust conveyed substantially all of its investment properties to Century Realty Properties, L.P. Charter Oaks Associates, LLC, and CR Management, Inc. were formed as wholly owned subsidiaries in 1997. CR Management, Inc. is the manager and sole general partner of five partnerships (Porter Portfolio), each of which owns one apartment property as its principal asset. As the sole general partner and pursuant to each partnership agreement, the Trust, through its wholly owned subsidiary, has full, exclusive, and complete responsibility and discretion in the management and control of each of these five partnerships. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt, and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partner to replace the general partner. Interests held by limited partners other than the Trust in the five real estate partnerships are reflected as minority interests in operating partnerships. Charter Oaks Associates, LLC holds title to the Charter Oaks apartments in Evansville, Indiana, which the Trust purchased in 1997.

The Trust owns and operates 13 residential rental properties and three commercial properties throughout Indiana. The Trust also owns one restaurant property in Florida. The Trust aggregates its properties into a single investment property segment because the residential rental properties have similar economic characteristics, facilities, and services, and the restaurant and commercial properties are not material to the consolidated financial statements to warrant separate disclosure. All segment disclosures are included in, or can be derived from, the Trust's consolidated financial statements.

The residential rental properties owned and controlled by the Trust are managed under agreements with Buckingham Management, LLC, an independent property management firm. The agreements provide for management fees based generally on gross rental collections (See Note 10).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust and its wholly owned and controlled subsidiaries, including the five operating partnerships controlled by CR Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The revenue of the Trust primarily consists of rental income associated with short-term leases from apartments with terms generally of one year or less. Rental income is recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 30 days.

Restricted Cash

Restricted cash includes security deposit savings accounts, property completion and replacement reserves, and real estate tax and insurance escrow accounts held by lenders.

Unamortized Management Contracts

Unamortized management contracts represent the allocation of the purchase price related to the Porter Portfolio acquisition identifiable with obtaining management of those properties (see Note 3). Amortization is computed by the straight-line method for a ten year period, which is the number of years the limited partners in the five controlled partnerships have to exchange their operating partnership units (O.P. units) into shares of beneficial interest of the Trust. The cumulative amortization was $525,699 and $460,664 at December 31, 2005 and 2004, respectively.

Unamortized Mortgage Costs

Unamortized mortgage costs represent costs incurred to acquire long-term financing. Amortization is computed by the straight-line method based on the terms of the loans, which approximates the effective interest method. The cumulative amortization was $191,895 and $197,987 at December 31, 2005 and 2004, respectively.

Real Estate Investments

Real estate investments are stated on the basis of cost. Depreciation is computed by the straight-line method based on estimated economic lives ranging from 29 to 40 years for buildings and 3 to 15 years for equipment.

When an event or change in circumstance indicates that future undiscounted cash flows and net realizable value is insufficient to recover the carrying value of a long-lived asset, the asset value is reduced to fair market value, and an impairment loss is recognized.

Real estate investments classified as held for sale are generally under contract to be sold with a high probability of being consummated within one year. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair market value less cost to dispose. Income, net of expenses related to real estate held for sale is classified on the Statement of Operations as income or loss from discontinued operations.

Treasury Shares

Treasury shares are carried at cost and shares reissued are removed based on average cost. The difference between proceeds received on reissuance and the average cost is credited or charged to shares of beneficial interest.

Income Taxes

The Trust intends to continue to qualify as a real estate investment trust, as defined in the Internal Revenue Code, and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes. Assuming compliance with other requirements of the Code, income so distributed will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital, or a combination thereof. Earnings and profits, which determine the taxability of dividends to shareholders, differ from reported net income due to differences for tax purposes in the estimated useful lives used to compute depreciation and the carrying values of the depreciable properties.

No provision has been made for income taxes or related credits of the operating partnerships as the results of operations are includable in the tax returns of the partners.

Net Income (loss) per Share

Net income (loss) per share is computed in accordance with Statement of Financial Accounting Standards No.128.

Stock-Based Compensation

As permitted by SFAS No. 123, *Accounting for Stock Based Compensation,* the Trust accounts for its Trustee stock options using the intrinsic value method. Accordingly, no compensation expense is recognized for stock options to the extent the option exercise price equals fair value on the date of the grant. If compensation expense for the Company's stock options had been determined based on the fair value method of accounting, net income (loss) and earnings (loss) per share would not have been materially impacted.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share-Based Payment*. SFAS No. 123(R), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, superseded APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statements of Cash Flows*. Statement No. 123R requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair value. The current pro forma disclosure of the impact on earnings is no longer allowed. The Statement will be effective for the Trust beginning in the first quarter of 2006. Given the nature of the Trust's share based payments, the Trust does not believe SFAS 123(R) will have a material impact on its results of operations.

During 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB Statement No. 143, Asset Retirement Obligations ("FIN 47"). FIN 47 became effective for the year ended December 31, 2005 and provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the company. Under this standard, a company must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. The adoption of FIN 47 did not have a material effect on the Trust's consolidated financial statements. Certain of the Trust's properties may contain asbestos. If these properties were demolished, environmental regulations specify the manner in which asbestos must be handled and disposed. Because the Trust's obligation for handling the disposal of any asbestos has an indeterminable settlement date, it is not able to reasonably estimate this asset retirement obligation.

2. Real Estate Investments

Real estate investments consist principally of apartments and commercial properties in Indiana. In connection with these properties, the Trust is principally a lessor using short-term operating leases. The Florida restaurant property is currently operating under a net lease which will expire July 31, 2006.

3. Interest in Operating Partnerships

In 1997, the Trust, through its wholly owned subsidiary, CR Management, Inc., acquired from a single unrelated seller, the general partner interest in five limited partnerships (the Porter Portfolio), each of which owned a single apartment property as its principal asset.

The acquisition resulted in creating five new partnerships that issued, in the aggregate, 286,908 O.P. units to the selling partnerships for their contribution of net assets to the newly formed partnerships. At the date of acquisition, the market value of the Trust's shares of beneficial interest was $11.625 per share.

The acquisition agreement provided that the Trust would use it best efforts to grant to each beneficial owner of O.P. units, commencing two years after closing, the right to exchange those units on a one-for-one basis for shares of beneficial interest of the Trust.

Such exchange rights were granted in December 1999, effective January 1, 2000, and on the first day of each quarter thereafter and will exist until November 27, 2007, at which time the Trust may, at its option, require the exchange of any remaining outstanding O.P. units. Through December 31, 2005, holders of 252,821 O.P. units have elected to exchange their units for shares of beneficial interest. The Trust repurchased 13,793 of those shares, for a total cost of

3. Interest in Operating Partnerships (Continued)

$162,986, from residents of certain states with which the Trust elected not to register its shares. As a result of the exchanges, the Trust owned 88.1% of the limited partnership interests in the Porter Portfolio partnerships at December 31, 2005.

Due to the level of control that the Trust has over the activities and operations of each of these partnerships included in the Porter Portfolio, the financial position and results of operations of those partnerships are included in the consolidated financial statements of the Trust from the date of their acquisition. The equity interests that the Trust does not own are described in the consolidated financial statements as the minority interest in operating partnerships.

4. Discontinued Operations

In April 2004, the Trust sold Park Plaza, a 176-unit apartment community in Indianapolis, and in December 2004, entered into contracts with separate unrelated parties to sell Fox Run, a 256-unit apartment community in Indianapolis, and a restaurant property in Indianapolis. The restaurant property was sold in July 2005, for $850,000 before the payment of any transaction costs, resulting in a gain of approximately $601,000. The Fox Run Apartments were sold in December 2005 for $7,273,750 before payment of any transaction costs, resulting in a gain of approximately $1,444,000. After closing costs and repayment of the mortgage loan on Fox Run, $3,234,065 was placed in escrow with a qualified intermediary to be held for investment in replacement property in accordance with the tax free exchange provisions of the Internal Revenue Code.

In accordance with provisions of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets*, the above properties were classified in the Trust's balance sheets as Real Estate Held for Sale. The results of operations are separately classified for all periods presented as discontinued operations.

The following is a summary of the income (loss) from operations of Park Plaza, Fox Run, and the restaurant property :

	Years Ended December 31		
	2005	2004	2003
Rental income	**$ 1,224,537**	$1,560,248	$2,016,519
Other income	**33,248**	58,173	73,906
Income from financing leases	–	8,856	16,548
	1,257,785	1,627,277	2,106,973
Less:			
Rental operating expenses	**787,251**	1,034,640	1,404,105
Provision for depreciation	–	246,969	292,901
Real estate taxes	**(77,826)**	346,843	281,460
Interest expense	**257,928**	189,494	199,015
	967,353	1,817,946	2,177,481
Income (loss) from discontinued operations, before gain on sale	**290,432**	(190,669)	(70,508)
Gain on sale of rental property	**2,045,423**	2,689,599	–
Income (loss) from discontinued operations	**$2,335,855**	$2,498,930	$ (70,508)

5. Mortgage Notes Payable

Mortgage notes are payable in monthly installments, including interest at rates ranging from 4.95% to 9% per annum, and mature from April 1, 2006 to August 1, 2037. At December 31, 2005 and 2004, mortgage notes payable by the Trust amounted to $27,805,711 and $33,026,470, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2005 is: 2006, $6,035,358; 2007, $527,509; 2008, $6,306,314; 2009, $738,474; 2010, $385,423; and thereafter $13,812,633.The Trust plans to meet its obligations as they become due in 2006 through using current cash on-hand (including cash held in escrow at December 31, 2005, as described further in Note 9) or through re-financing the outstanding indebtedness on the respective properties pending the outcome of the proposed sale of substantially all of the assets of the Trust.

At December 31, 2004, the Fox Run apartment complex had an outstanding mortgage note payable of $4,573,800. During 2005, the Trust extended the mortgage note payable due date on the Fox Run apartment complex and simultaneously paid down the mortgage note by $500,000. In connection with the sale of the Fox Run apartments, the Trust repaid in its entirety, the $3,966,400 outstanding balance of the Fox Run mortgage. There was no outstanding mortgage debt related to the Indiana restaurant property that was sold in July 2005.

A mortgage loan on the Chester Heights apartments that provided for monthly payments of $9,986, including 8.125% interest, matured in October 2004 with an unpaid balance of $731,787. That balance was repaid with the proceeds of a new $731,787 mortgage loan from the same lender, repayable in monthly installments, including interest, until it matures in October 2009 with the balance due at maturity. The interest rate and monthly payment amount is adjusted annually. In November 2005, the monthly payment was adjusted to $10,124, including interest at the new rate of 6.83%. Without further adjustments the balance due at maturity would be $303,291.

Two of the mortgage loans from the Porter Portfolio totaling $3,684,450 were repaid during 2004 using the proceeds of two new fixed rate long-term mortgage loans approximately totaling $3,978,400. The new loans allowed the Porter Portfolio to reduce their aggregate average interest rate from approximately 7.6% to 6.4%. In connection with the refinancing, the two respective partnerships wrote off unamortized costs of $56,572 and incurred loan prepayment premiums of $60,471.

Cash paid for interest was $2,192,026, $2,357,631, and $2,411,133 for the years ended December 31, 2005, 2004, and 2003, respectively.

At December 31, 2005, approximately $31,190,600 of the real estate investments, after allowances for depreciation, represent collateral for the mortgage notes payable.

6. Stock Options

In May 2005, the Board of Trustees granted each of two newly elected Trustees options to purchase 5,000 shares of beneficial interest exercisable on or before May 3, 2008, at $18.95 per share, the fair market value at the date of grant. None of the options were exercised in 2005.

In May 2004, the Board of Trustees granted a newly elected Trustee, an option to purchase 5,000 shares of beneficial interest exercisable on or before May 5, 2007, at $10.80 per share, the fair market value at the date of grant. Options for 2,000 shares were exercised in December 2004, and the remaining options for 3,000 shares were exercised in January 2005.

7. Fair Values of Financial Instruments

The following methods and assumptions were used by the Trust in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Restricted Cash: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

7. Fair Values of Financial Instruments (continued)

Mortgage Notes Payable: The fair values of the Trust's mortgage notes payable are estimated using discounted cash flow analyses based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and fair values of the Trust's financial instruments are as follows:

	December 31, 2005	
	Carrying Amount	**Fair Value**
Cash and cash equivalents	**$ 2,790,787**	**$ 2,790,000**
Restricted cash	**1,580,045**	**1,580,000**
Escrow for possible completion of 1031 exchange	**3,234,065**	**3,234,000**
Mortgage notes payable	**27,805,711**	**27,775,000**

	December 31, 2004	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 3,037,234	$ 3,037,000
Restricted cash	1,885,865	1,885,000
Mortgage notes payable	33,026,470	33,437,000

8. Earnings (Loss) Per Share

A reconciliation of the numerator and denominator of the earnings (loss) per share computation is as follows:

	2005	2004	2003
Numerator net income (loss):			
Numerator for basic and diluted earnings (loss) per share	**$2,839,046**	$2,647,067	$ (540,658)
Denominator:			
Denominator for basic earnings (loss) per share-weighted average shares	**1,800,456**	1,786,602	1,774,987
Effect of dilutive securities:			
Stock options	**120**	747	–
Denominator for diluted earnings (loss) per share-adjusted weighted average shares and assumed conversions	**1,800,576**	1,787,349	1,774,987
Basic earnings (loss) per share	**$1.58**	$1.48	$ (0.30)
Diluted earnings (loss) per share	**$1.58**	$1.48	$ (0.30)

9. Federal Income Taxes

The Trust initially intended to use the proceeds from the sale of the Park Plaza apartments in April 2004 and the former restaurant property in July 2005 to acquire replacement investment property in qualified tax free exchanges. The Trust was unable to acquire suitable replacements and subsequently declared and paid special cash distributions of $1.05 per share in 2004 and $.80 per share in 2005, amounts management believed would approximate the otherwise taxable income of the Trust for 2004 and 2005. The Trust initially intended to use the net proceeds from the sale of the Fox Run apartments in December 2005, to acquire replacement property in a qualified tax free

9. Federal Income Taxes (continued)

exchange. Because of the subsequent event described in Note 10, the Trust will, instead, use those proceeds to retire a mortgage loan that will mature with a balance due of $3,314,000 on April 1, 2006.

10. Subsequent Event – Proposed Sale of All Apartments and Commercial Real Estate – Unaudited

On March 17, 2006 the Trust and its subsidiaries entered into a definitive asset purchase agreement to sell substantially all of its assets to Buckingham Properties, Inc. The purchase price will be $60 million, consisting of approximately $48.45 million of cash and assumed debt of approximately $11.55 million. The Trust will use a portion of the cash proceeds to retire the remaining mortgage debt, estimated to be approximately $12.1 million if the close of the transaction occurs in late June 2006. An affiliate of Buckingham Properties, Inc. has, since 2003, managed all of the Trust's apartment properties (See Note 1).

The Board of Trustees will consider the appropriate use for the proceeds from the sale, including the possible termination and liquidation of the Trust and distribution of the proceeds to its shareholders. Termination of the Trust requires shareholder approval.

The sale is conditioned upon satisfactory completion of due diligence, negotiation of mutually acceptable definitive documentation, certain regulatory approvals and shareholder approval. Management expects that the sale could be completed in the second or third calendar quarter of 2006. Accordingly, there can be no assurance the proposed sale will be completed, or completed on the same terms and conditions as set forth in the asset purchase agreement.

****End of Notes to Financial Statements****

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Century Realty Trust

We have audited the accompanying consolidated balance sheets of Century Realty Trust and Subsidiaries (the Trust) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Realty Trust and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2006
Indianapolis, Indiana

GENERAL INFORMATION

GENERAL COUNSEL
Bingham McHale LLP
2700 Market Tower – 10 W. Market St.
Indianapolis, IN 46204

INDEPENDENT AUDITORS
Ernst & Young
111 Monument Circle, Suite 2600
Indianapolis, IN 46204

SHARE LISTING
NASDAQ SmallCap
Symbol: CRLTS

SHAREHOLDERS
On March 13, 2006, the Trust had
2,415 shareholders of record

INVESTOR SERVICES
The Trust directly provides all services,
Including share transfers, dividend
payments and record keeping.

ANNUAL MEETING
A meeting of the shareholders in
2006 will be announced in a separate notice

SEC FORM 10-K
A copy of the Annual Report to the
Securities and Exchange Commission
will be provided free of charge upon
request. Inquiries should be directed to
Investor Services at the Trust's
corporate office address.

CORPORATE OFFICE
320 N. Meridian St., Suite 823
Indianapolis, IN 46204
Phone: (317) 632-5467
Fax: (317) 685-1588

CENTURY REALTY TRUST
320 N. Meridian St., Suite 823
Indianapolis, IN 46204